Exhibit 99.1

Aurinia to Host Conference Call & Webcast to Review Results from the AURION Study

Conference Call and Webcast with Slides, Tuesday February 16th at 4.30pm Eastern Time

VICTORIA, British Columbia--(BUSINESS WIRE)--February 11, 2016--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH / TSX:AUP) (“Aurinia” or the “Company”) will host a conference call and live webcast to discuss detailed results from its open label, single arm exploratory AURION (Aurinia early Urinary protein Reduction Predicts Response) study on Tuesday, February 16 at 4:30pm Eastern Standard Time. Participating in the call will be Stephen Zaruby, CEO, Dr. Neil Solomons, Chief Medical Officer, and Michael Martin, Chief Operating Officer.

Tuesday, February 16, 2016 @ 4:30pm Eastern/1:30pm Pacific
Domestic: 888-329-8862
International: 719-785-1753
Conference ID: 3145908
Webcast with slides: http://public.viavid.com/index.php?id=118297

Replays, through March 1, 2016
Domestic: 877-870-5176
International: 858-384-5517
Conference ID: 3145908

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. The fully-enrolled 265 patient Phase 2b AURA-LV clinical trial is evaluating the efficacy of its lead drug, voclosporin, as a treatment for active LN. LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

About AURION:

The AURION study or “Aurinia Early Urinary Protein Reduction Predicts Response Study” is an open label, exploratory study being conducted in multiple sites in Malaysia to assess the short term predictors of response using voclosporin (23.7mg) in combination with mycophenolate mofetil and oral corticosteroids in patients with active lupus nephritis. This study will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks.

We seek Safe Harbor.

CONTACT:
For More Information:
Aurinia Pharmaceuticals Inc.
Mr. Michael Martin, 250-708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire, 416-644-2020
bmire@renmarkfinancial.com
or
Laura Welsh, 514-939-3989
lwelsh@renmarkfinancial.com